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                                                                       EXHIBIT 1

                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
April 16, 2004

              CANWEST REPORTS FINANCIAL IMPACT OF FIREWORKS REVIEW Non-cash write-down to be recorded in second quarter

WINNIPEG: CanWest Global Communications Corp. today reported that an internal review of Fireworks Entertainment, the Company's program production and international distribution operation, has been completed. This review was initiated in response to continued and persistent weakness in demand for North American content in international markets. Given the current state of international film and television markets, and the likelihood of a prolonged downturn in those markets for Fireworks' product, Fireworks will no longer produce or acquire any new television programs. Fireworks will continue its distribution activities, pending the outcome of an ongoing divestiture process.

Fireworks Entertainment has taken a number of steps over the past year to reduce its financial exposure in the face of declining demand in international markets for its product. These steps included closure and outsourcing of its theatrical film development, production, acquisition and distribution activities and attendant staff reductions. Nevertheless, it has become clear that the steps taken to date have not been sufficient to restore Fireworks to profitability and ensure its long-term viability.

Fireworks is actively pursuing the sale of its film and television library and distribution operations, and is in discussion with a number of parties.

Accordingly, in its results for the second quarter and six months ended February 29, 2004, to be released April 21, 2004, the Company will report charges reflecting the revaluation of the Company's investment in Fireworks and the value of Fireworks' library, as well as amounts relating to the decision to discontinue Fireworks' operations. These charges, which are non-cash in nature, will total approximately $200 million. In future reporting, results of Fireworks will be segregated from results of continuing operations and reported as discontinued operations.

In commenting on the announcement, Leonard Asper, CanWest's President and Chief Executive Officer, expressed his disappointment with this outcome, however, "it has become clear that sound business principles could no longer justify the Fireworks
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business model. We believe that this action should contribute positively in future to the Company's improved free cash flow and further debt reduction. Global Television will continue to be active in support of Canadian production, including high quality series such as Wild Card and Strange Days at Blake Holesy High."

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

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For further information contact:

John Maguire                                  Geoffrey Elliot
Chief Financial Officer                       Vice President, Corporate Affairs
Telephone:  (204) 956-2025                    Telephone:    (204) 956-2025
Fax:        (204) 947-9841                    Fax:          (204) 947-9841


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